UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
1055 West Georgia Street, Suite 2129 Vancouver, British Columbia V6E 3P3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐ Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	NI 43-101 Technical Report - Queensway Gold Project, Newfoundland and Labrador, Canada
99.2	Consent of Qualified Person - Lance Engelbrecht
99.3	Consent of Qualified Person - Pierre Landry
99.4	Consent of Qualified Person - David M. Robson
99.5	Consent of Qualified Person - Sheldon H. Smith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	September 2, 2025	By:	/s/ Keith Boyle
Keith Boyle
Chief Executive Officer